FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of Conditional Share Awards

This notification sets out information relating to the vesting of conditional share awards under the GlaxoSmithKline 2009 Performance Share Plan (the "Performance Share Plan") and the 2009 Deferred Annual Bonus Plan (the "Deferred Annual Bonus Plan").

This announcement covers vesting of awards made to Corporate Executive Team members in 2013.  It also covers vesting of awards made to senior executives in 2013 who have been designated as Persons Discharging Managerial Responsibility (PDMRs).

2013 Performance Share Plan Awards
The awards made to the individuals listed in the table below were subject to the following performance conditions measured over the three year performance period from 1 January 2013 to 31 December 2015:

% of the award	Measure	Outcome	Overall outcome
25%	Adjusted free cash flow - The Company did not meet the threshold level of performance for adjusted free cash flow for the three year period.	Lapsed in full	0%
25%	TSR measure - For the three years ending 31 December 2015, the Company's TSR ranked 10th (i.e. below median) against a comparator group of 10 global pharmaceutical companies including GSK.	Lapsed in full	0%
25%	R&D New Products sales measure - For the three year period, the Company achieved New Product sales calculated in accordance with the principles for the measure of £6.192bn, which was between the 75% vesting level of £6.013bn and the maximum vesting level of £6.614bn, after appropriate adjustments for the implications of the three-part transaction with Novartis.	82% vested	20.5%
25%
Business Diversification measure - measuring sales in Vaccines, Consumer Healthcare and Emerging Markets Asia Pacific and Japan.

The Remuneration Committee determined that the original target was not sustainable in light of the transformational three-part transaction with Novartis.  The Committee reviewed both the original target and performance in light of the additional sales from the acquired Vaccines business and the Consumer Healthcare joint venture, and other progress made towards diversification.  It determined that vesting for this award was between threshold and maximum and that 69% of this element of the award should vest.
		69% vested	17.25%
	Total vesting for 2013 award		37.75%

The table below shows the proportion of these Performance Share Plan awards that vested and lapsed on 12 February 2016.  This includes dividends reinvested since the date of grant.  Note that fractional shares vesting and lapsing have been rounded and that whole shares will be delivered once tax withholding has been applied.

	Awards which have vested		Awards which have lapsed

	Ordinary Shares	ADS	Ordinary Shares	ADS
Sir Andrew Witty*	193,354		318,839
Mr S Dingemans*	85,078		140,293
Dr M Slaoui*		58,989		97,272
Mr R Connor	36,454		60,112
Mr A Hussain	72,908		120,226
Mr D Redfern	27,948		46,086
Ms C Thomas	39,492		65,122
Mr P Thomson	18,835		31,057
Mr D Troy		36,925		60,887
Mr P Vallance	85,060		140,263
Ms E Walmsley	48,606		80,150
* denotes an Executive Director
**25% of Sir Andrew Witty's vested shares (i.e.,48,339 ordinary shares) will be held back, "the holding tranche", for an additional two years as agreed with shareholders beginning with his 2012 Performance Share Plan award

2013 Deferred Annual Bonus Awards

In 2013, the following individuals elected to defer part of their 2012 annual bonus into shares under the Deferred Annual Bonus Plan (Deferred Shares).  These awards are matched up to one-for-one depending on the achievement of performance measures (Matching Shares).  The performance measures were the same as for the 2013 Performance Share Plan awards described above and were measured over the same three years to 31 December 2015.

Individuals could elect whether to defer part of their bonus on a pre or post tax basis.  For awards to UK-based individuals, Deferred and Matching shares were granted as nil-cost options over Ordinary Shares.  For awards to US-based individuals, awards of Deferred and Matching shares were granted as conditional awards of ADSs.

The table below shows the pre tax Deferred Shares that will vest on the third anniversary of grant, 28 February 2016.  This includes dividends reinvested since the date of grant.

	Deferred Shares: Nil Cost Option over Ordinary Shares	Deferred Shares: Conditional Awards of ADSs

	Vested	Vested
Sir Andrew Witty*	36,441
Mr S Dingemans*	13,798
Dr M Slaoui*		18,572
Mr R Connor	5,709
Mr D Redfern	7,698
Mr P Thomson	1,087
Mr D Troy		7,038
Mr P Vallance	24,250
Ms E Walmsley	14,788
* Denotes an Executive Director

For the three year period 1 January 2013 to 31 December 2015, the Company achieved performance as set out in the 2013 Performance Share Plan section above and the Remuneration Committee has confirmed that 37.75% of the award of Matching Shares will vest on the third anniversary of the award and that the balance lapsed.  The table below shows the pre tax Matching Shares that will vest on 28 February 2016, the third anniversary of the Award.  This includes dividends reinvested since the date of grant.

	Matching Shares: Nil Cost Option over Ordinary Shares		Matching Shares: Conditional Awards over ADSs

	Vested	Lapsed	Vested	Lapsed
Sir Andrew Witty*	13,757	22,685
Mr S Dingemans*	5,209	8,589
Dr M Slaoui*			7,011	11,561
Mr R Connor	2,155	3,554
Mr D Redfern	2,906	4,792
Mr P Thomson	410	676
Mr D Troy			2,657	4,381
Mr P Vallance	9,155	15,096
Ms E Walmsley	5,583	9,206
* Denotes an Executive Director

The above nil cost options in respect of Deferred Shares and Matching Shares can be exercised until 28 February 2023.  Dividends no longer accrue on vested but unexercised nil cost options post vesting.

2013 Performance Share Plan Awards to other PDMRs

The following table sets out the conditional awards granted to senior executives in 2013 who have been designated as Persons Discharging Managerial Responsibility.  These awards were dependent on relevant performance conditions measured over the period 1 January 2013 to 31 December 2015.

The table below shows the proportion of these Performance Share Plan conditional awards that vested and lapsed on 12 February 2016.  This includes dividends reinvested since the date of grant.

	Awards vested	Awards lapsed
	Ordinary Shares	Ordinary Shares
Mrs V Whyte	5,213	8,594
	Awards vested	Awards lapsed
	ADSs	ADSs
Mr N Hirons	2,978	4,910

The Company, Executive Directors and PDMRs were advised of these transactions on 15 February 2016.

The closing share prices of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 12 February 2016 were £13.635 and US$39.76 respectively.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

VA Whyte
Company Secretary

15 February 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 15, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc